JAY L. SWANSON
Partner
(612) 340-2763
FAX (612) 340-7800
swanson.jay@dorsey.com
May 18, 2020

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Heartland Financial USA, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

Accompanying this letter and filed electronically by EDGAR is a registration statement on Form S-4 (the “Registration Statement”) relating to the issuance of up to 6,341,819 shares of the Common Stock, $1.00 par value, of Heartland Financial USA, Inc., a publicly held Delaware corporation and bank holding company (the “Registrant”).  These shares are being issued in connection with the merger (the “Merger”) of AIM Bancshares, Inc., a Texas corporation and bank holding company (“Target”), with and into the Registrant.

We would appreciate your sending any correspondence relating to the Registration Statement to the undersigned by e-mail to swanson.jay@dorsey.com (or by facsimile to (612) 340-7800), with a copy to J. Daniel Patten, Executive Vice President−Finance and Corporate Development of the Registrant, at dpatten@htlf.com (or by facsimile to (563) 589-2011).

Please note that the Merger does not require a vote of shareholders of the Registrant.  Please also note that the Registrant is a multi-bank holding company that had assets of $13.21 billion at December 31, 2019 and generated income from continuing operations, before income taxes, extraordinary items and cumulative effect of change in accounting principles, of $184.1 million for the year ended December 31, 2019.  The Target is a one bank holding company with approximately $1.78 billion of assets at December 31, 2019 and income from continuing operations, before income taxes, extraordinary items and cumulative effect of change in accounting principles, of $26.9 million for the year ended December 31, 2019.  Based on the closing price of the Registrant's common stock on the Nasdaq Global Select Stock Market on May 15, 2020, the consideration in the Merger is expected to be approximately $155.4 million.  Accordingly, under the significance tests of Rule 1 02(w) of Regulation S-X:

(1)          Investment/Registrant Assets = $155.4 million / $13.21 billion = 1.18%
(2)          Target Assets/Registrant Assets = $1.78 billion / $13.21 billion =13.5%
(3)          Target Operating Income/Registrant Operating Income = $26.9 million / $184.1 million =14.6%

50 South Sixth Street | Suite 1500 | Minneapolis, MN | 55402-1498 | T 612.340.2600 | F 612.340.2868 | dorsey.com

Securities and Exchange Commission
May 18, 2020

Accordingly, the operations of the Target are insignificant at the 20% level under the tests applicable to the inclusion of financial information set forth in Rule 3 05(b)(2) of Regulation S-X (the Registration Statement is being filed because the Target has approximately 250 shareholders).

Financial statements and related information related to the Registrant, a Form S-3 eligible, accelerated filer that is current in its reports, is incorporated by reference into the registration statement in accordance with Items 10 and 11 of Form S-4.  In accordance with Item 17(b)(7)(ii) of Form S-4, and because the shareholders of the Registrant are not voting in connection with the Merger and the Target is not significant above the 20% level, financial statements of the Target are omitted.  Further, in accordance with the Commission’s Telephone Interpretations under Regulation M-A, and particularly the answer to question 2 of Section H of those interpretations, information relating to the Target that would be required under Items 301, 302, 303, 304(b) and 305 of Regulation S-K is also omitted.

Please let us know whether the Registration Statement will be subject to review at your earliest convenience.

Sincerely,

/s/ Jay L. Swanson

JS:jz

cc:	Mr. J. Daniel Patten
Mr. Bryan R. McKeag
Mr. Jay L. Kim
Heartland Financial USA, Inc.

Mr. Keith M. Ahlgren
Dorsey & Whitney LLP